

January 20, 2011

Via Facsimile
Donald W. Rowley
Chief Financial Officer
DecisionPoint Systems, Inc.
19655 Descartes
Foothill Ranch, CA 92610-2609

Re: **DecisionPoint Systems, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 16, 2011
             File No. 333-144279

Dear Mr. Rowley:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Patrick Gilmore

                                          Patrick Gilmore
                                          Accounting Branch Chief